UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 5, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Trading in Novo Nordisk shares by board members, executives and associated persons

Bagsværd, Denmark. 5 November 2026 – This company announcement discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have reported the transactions to Novo Nordisk and have given Novo Nordisk power of attorney to publish the transactions on their behalf ..

Please find below a statement of such trading in shares issued by Novo Nordisk.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Martin Holst Lange
2	Reason for the notification
a)	Position/status	Executive Vice President, R&D and Chief Scientific Officer (CSO)
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 285.00	12,000

d)	Aggregated information • Aggregated volume • Price	12,000 DKK 3,420 ,000 .0 0
e)	Date of the transaction	20 26-11-04
f)	Place of the transaction	Nasdaq Copenhagen

Novo is the global healthcare company that believes lasting health starts now. For over a century, we’ve combined leading scientific expertise with a deep understanding of people’s lives. We develop treatments and support that help millions of people make progress they can see, feel and sustain now and in the future. Every day, over 66,500 employees around the world advance our purpose to drive change for lasting health. Through our partnerships, programmes and investments, we’re working to prevent disease, expand access to treatments and reduce our environmental impact to help even more people live healthier lives. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo -B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com and follow us on Instagram , LinkedIn, TikTok, Facebook , X and YouTube.

Contacts for further information

Novo Media:
Ambre James -Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 USMediaRelations@novonordisk.com

Novo Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Max Ung +45 3077 6414 mxun@novonordisk.com	Christoffer Togo Solgaard -Tullin +45 3079 1471 cftu@novonordisk.com

Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com	Mads Berner Bruun +45 3075 2936 mbbz@novonordisk.com

Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com	Alex Bruce (US) +1 640 230 0276 axeu@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 66 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 5, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer